CM

02003643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 27 2002 WASH. D.C. 354 PROCESSING SECTION

hours per response . . . 12.00

SEC FILE NUMBER
8-40920

FD 3-4-02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFM, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Keystone Plaza, Suite 300, North Front and Market Streets
(No. and Street)

Harrisburg (City) Pennsylvania (State) 17101-2044 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Long (215) 567-6100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreisher Miller, & Co.
(Name — *if individual, state last, first, middle name*)

200 Gibraltar Road, Suite 200 (Address) Horsham (City) Pennsylvania (State) 19044 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BP 3/21

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFM, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Notarial Seal
Gina Gilkin, Notary Public
City Of Philadelphia, Philadelphia County
My Commission Expires Oct. 24, 2005
Member, Pennsylvania Association Of Notaries

Notary Public

Signature

Senior Accountant

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFM, INC.
(A WHOLLY-OWNED SUBSIDIARY OF PUBLIC FINANCIAL MANAGEMENT, INC.)

Financial Statements and
Supplementary Information

December 31, 2001

PFM, INC.
(A Wholly-Owned Subsidiary of Public Financial Management, Inc.)
December 31, 2001

CONTENTS

KREISCHER
MILLER&CO.
Certified Public Accountants

Independent Auditors' Report

The Board of Directors
PFM, Inc.
(A Wholly-Owned Subsidiary of
Public Financial Management, Inc.)
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of PFM, Inc. (A Wholly-Owned Subsidiary of Public Financial Management, Inc.) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFM, Inc. (A Wholly-Owned Subsidiary of Public Financial Management, Inc.) as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 8 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kreischer Miller & Co

Horsham, Pennsylvania
February 15, 2002

Kreischer, Miller & Co.
Suite 200
200 Gibraltar Road
Horsham, PA
19044-2378

215.441.4600
Fax: 215.672.8224
E-mail: kmco@kmco.com
www.kmco.com

Member
The Leading Edge Alliance

PFM, INC.
(A Wholly-Owned Subsidiary of Public Financial Management, Inc.)

Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 36,421
Due from parent	78
Prepaid expenses	5,586
	$ 42,085

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Due to parent	$ 1,450
Stockholder's equity:	
Common stock, $0.01 par value; 100 shares authorized, issued, and outstanding	1
Additional paid-in capital	97,541
Accumulated deficit	(56,907)
	40,635
	$ 42,085

See accompanying notes to financial statements.

PFM, INC.
(A Wholly-Owned Subsidiary of Public Financial Management, Inc.)

Statement of Operations
Year Ended December 31, 2001

Revenue:	
Other income	$ 7,200
Interest income	375
	7,575
Expenses:	
Dues	6,215
Professional fees	1,200
Registration fees	300
	7,715
Net loss	$ (140)

See accompanying notes to financial statements.

PFM, INC.
(A Wholly-Owned Subsidiary of Public Financial Management, Inc.)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2000	$ 1	$ 87,541	$ (56,767)	$ 30,775
Capital Contribution	-	10,000	-	10,000
Net loss	-	-	(140)	(140)
Balance, December 31, 2001	$ 1	$ 97,541	$ (56,907)	$ 40,635

See accompanying notes to financial statements.

PFM, INC.
(A Wholly-Owned Subsidiary of Public Financial Management, Inc.)

Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (140)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in due from parent	2,715
Increase in prepaid expenes	(5,586)
Increase in amounts due to parent	1,200
Net cash used in operating activities	(1,811)
Cash flows from financing activity:	
Capital contribution	10,000
Net increase in cash	8,189
Cash, beginning of year	28,232
Cash, end of year	$ 36,421

See accompanying notes to financial statements.

(1) Organization and Nature of Business

PFM, Inc. (the Company) was formed on December 9, 1988, to operate as a broker-dealer under the Securities Exchange Act of 1934. The Company's sole purpose is to serve as distributor for units of participation in certain collective investment pools (exempt from the registration requirements of the Securities Exchange Act of 1933 and the Investment Company Act of 1940) for which the Company's Parent serves as investment adviser. These collective investment pools are offered and sold only to state and local governmental entities. The Company has no present plans to buy, sell, trade or underwrite securities.

Public Financial Management, Inc. (the Parent) is the sole stockholder of the Company. To date and in the foreseeable future, the Company will be dependent on its Parent for capital infusions and administrative support.

(2) Summary of Significant Accounting Policies

Income Taxes

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the Parent who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for income taxes resulting from the member's inclusion in the consolidated return, or the member makes payments to the Parent for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company were separately filing its tax return.

The Company also recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax returns. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Related Party Transactions

In 2001, the Company billed the Parent $7,200 for marketing activities related to the Parent's investment advisory contracts, which is included as "other income" in the accompanying financial statements. In addition, during 2001 the Parent's charged the Company $1,200 for professional fees.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. The Company had net capital of $34,971, which was $29,971 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was $1,450, the ratio of aggregate indebtedness to net capital was less than 1 to 1.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i), which relates to the maintenance of special accounts for the exclusive benefit of customers.

PFM, INC.
(A Wholly-Owned Subsidiary of Public Financial Management, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Net capital:	
Total stockholder's equity	$ 40,635
Deductions from and/or changes to stockholder's equity:	
Total non-allowable assets	(5,664)
Net capital	34,971
Computation of basic net capital requirement:	
Minimum net capital required	5,000
Net capital in excess of minimum requirement	$ 29,971
Net capital as reported on the Company's FOCUS report - Part IIA	$ 34,971
Computation of aggregate indebtedness:	
Aggregate indebtedness	$ 1,450
Percentage of aggregate indebtedness to net capital	4.1%

Statement Pursuant to Rule 17a-5(d)(4)

Since there are no differences between the net capital computation on Part II of the Company's Form X-17A-5 and the net capital computed above, a reconciliation is not necessary.

KREISCHER MILLER&CO.
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
PFM, Inc.
(A Wholly-Owned Subsidiary of
Public Financial Management, Inc.)
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of PFM, Inc. (A Wholly-Owned Subsidiary of Public Financial Management, Inc.) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Kreischer, Miller & Co.
Suite 200
200 Gibraltar Road
Horsham, PA
19044-2378

215.441.4600
Fax: 215.672.8224
E-mail: kmco@kmco.com
www.kmco.com

Member
The Leading Edge Alliance

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller & Co

Horsham, Pennsylvania
February 15, 2002